Via EDGAR
June 15, 2009
Mr. Larry Spirgel
Ms. Melissa Hauber
Mr. Robert S. Littlepage, Jr.
Mr. John Harrington
Ms. Celeste Murphy
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	LSI Industries Inc. Form 10-K for Fiscal Year Ended June 30, 2008
Filed on September 15, 2008 and Form 10-Q for Fiscal Quarter Ended December 31, 2008 File No. 0-13375
Ladies and Gentlemen:
In response to the Staff’s request during our conference call on May 13, 2009, we have prepared the following overview of our application of the aggregation for operating segments under paragraph 17 of FASB Statement 131 Disclosures about Segments of an Enterprise and Related Information (FAS 131) for the fiscal year ended June 30, 2008. Included as Appendix A is a schedule detailing financial information for each operating segment in a format that shows a Lighting segment, a Graphics segment, a Technology segment, and an “All Other” category. The amounts for each operating segment in Appendix A have been accumulated from our discrete financial information, and Appendix A summarizes the proposed quantitative footnote presentation of our reportable segments. Some of the amounts in this Appendix A will not agree to the Appendix A previously provided to the Staff because (a) we have corrected the errors associated with our revised goodwill conclusions communicated to the Staff on June 8, 2009, and (b) we have corrected a number of reclassifications that had been made between operating segments in error in the previous version.

Background:
LSI provides graphics and lighting products and professional services to its customers. In applying paragraph 10 of FAS 131, LSI identified twelve operating segments. Each operating segment represents a separate legal entity that engages in business activities for which discrete financial information is provided to the CEO (the Chief Operating Decision Maker of LSI; “CODM”) on a regular basis. LSI has grown its business through acquisition of each of these separate legal entities, which have been integrated over the years in order to provide its customers with a complete image solution. As discussed in further detail below, while LSI historically presented two reportable segments, Graphics and Lighting, based upon our conversations with the Staff, management has preliminarily concluded that the Company should report three reportable segments and an “All Other” category as follows:

Products Produced/Sold
Lighting Reportable Segment
LSI Ohio	Lighting
LSI Metal Fabrication	Lighting (parts only)
LSI MidWest Lighting	Lighting
LSI Lightron	Lighting
LSI Greenlee Lighting	Lighting

Graphics Reportable Segment
Grady McCauley	Graphics
LSI Retail Graphics	Graphics
LSI Integrated Graphics	Graphics

Technology Reportable Segment
LSI Saco Technologies	Screens

All Other Category
LSI Marcole	Lighting
LSI Images	Menu boards
LSI Adapt	Installation
Corporate Administration	N/A
Graphics Reportable Segment:
The Graphics Reportable Segment is comprised of three operating segments: Grady McCauley, LSI Integrated Graphics and LSI Retail Graphics. Each operating segment represents a graphics factory in a separate state tax jurisdiction. All three locations are under the direction and management of the Graphics Segment President, who also oversees the strategic direction of the Graphics Segment. The Graphics Segment President reports directly to the CODM. There is a controller at each of these operating segments who provides financial results to the Graphics Segment President.

In applying paragraph 17 of FAS 131, we considered the economic characteristics of each Graphics operating segment. The following are the gross margin percentages of the three operating segments included in the Graphics Reportable Segment.
Graphics Segment Gross Margins

	LSI Grady McCauley	LSI Retail Graphics	LSI Integrated Graphics

FY2009*	9.6%	29.6%	16.4%
FY2008	22.9%	16.7%	22.4%
FY2007	26.7%	22.3%	22.9%
FY2006	27.1%	20.8%	23.3%
FY2005	26.2%	28.1%	21.9%
FY2004	25.3%	32.3%	21.9%

Average	23.0%	25.0%	21.5%

*	Gross Margin results through April 2009.
Given the uncertainties in today’s economic environment, LSI has not completed any projections beyond the end of fiscal year 2009. The projected results for these operating segments through the end of fiscal 2009 continue to support similarities on a long-term basis, and are consistent with our future long-term expectations. The gross margin percentages vary year-over-year based upon volume, due to the addition or completion of major customer programs at the various locations and on the profitability of the mix of custom graphics programs being sold at any one location at a given time. While there might be differences in gross margin trends on a short-term basis because of the nature of a particular customer program, the long-term economic trends of all three Graphic locations have been similar, and are expected to continue to be similar. The variations evident in gross margins through April 2009 are indicative of the challenging economic issues faced by our customers. Customer re-imaging projects are driven by merger and acquisition activity and the availability of discretionary spending. LSI Retail Graphics’ 2009 gross margins have been favorably impacted by a re-imaging program with a certain grocery store customer with stores located in the northeastern United States and in proximity to the LSI Retail Graphics facility. LSI has consistently provided disclosure in our management discussion and analysis that describes the impact that our major graphics programs have on our results of operations.
Our Graphics operating segments operate under a Graphics Segment President as one graphics company. There is a great deal of intercompany support within the three traditional graphics locations; the Graphics Segment President decides resource allocation (where to put a new digital printing press) and resource utilization (which printing equipment to use for a particular customer program). In determining the conclusions for aggregation of these operating segments, LSI considered the qualitative conditions outlined in a-e of paragraph 17 of FAS 131.

•	Each operating segment Grady McCauley, LSI Retail Graphics and LSI Integrated Graphics produces two-dimensional and three-dimensional graphics for retail and petroleum/convenience store accounts.

•	The production process at each of these operating segments is similar in that each operating segment produces two-dimensional graphics using digital and screen printing equipment and three-dimensional graphics through fabrication. Raw materials that are purchased can be utilized interchangeably among the entities. Additionally, production is interchangeable among the factories. For example, Grady McCauley is currently helping LSI Retail Graphics fill orders for a certain large retail customer and has acted in this capacity for another large re-branding effort for another large retail account in prior years. Grady McCauley has also assisted LSI Integrated Graphics in filling orders for certain petroleum/convenience store accounts. For these types of integrated activities, the Company recognizes intercompany sales within its discrete financial information based on a subjectively determined internal transfer price (standard cost plus 10%).

•	Because of the nature of the products offered, the type and class of the customers is the same among the three operating segments.

•	A unified sales and marketing approach is taken to penetrate the markets in which the Graphics Segment serves. Sales agents market all of LSI’s Graphics capabilities and the manufacturing operations group, through oversight by the Graphics Segment President, determines which facility has the means to fulfill the order in the most cost effective way in order to meet the customer’s needs. For example, LSI Integrated Graphics, located in Houston, Texas, is often involved in fulfilling customer orders for petroleum/convenience store markets because many petroleum customers have their headquarters in the Houston/Gulf Coast region. LSI Retail Graphics, located in Woonsocket, Rhode Island, is often involved in fulfilling customer orders for the nation’s largest chain of retail pharmacies also located in Woonsocket.
As a result of these qualitative measures and in consideration of the similarities in gross profit over the past several years, each of these locations shares in similar competitive, operating and financial risks. LSI believes aggregation of these operating segments is consistent with the considerations of paragraph 17 of FAS 131.
Lighting Reportable Segment:
The Lighting Reportable Segment is comprised of five operating segments: LSI Ohio, LSI Metal Fabrication, LSI MidWest, LSI Lightron and LSI Greenlee. Each operating segment represents a factory which is a separate legal entity in a separate state tax jurisdiction. All five lighting factories are under the direction and management of the Lighting Segment President. The Lighting Segment President oversees the entire operations of each of the Lighting factories, including the strategic direction of the Lighting Segment. The Lighting Segment President reports directly to the CODM. Unlike the Graphics business, four of the lighting operating segments are primarily production facilities whose sales are 100% intercompany sales within the Lighting Reportable Segment. Lighting products produced by LSI Metal Fabrication, LSI MidWest, LSI Lightron and LSI Greenlee are sold to LSI Ohio based on an internal transfer price defined as standard cost plus a subjectively determined 10%. LSI Ohio records the lighting product sale to all external customers to whom lighting products are sold.

Discrete financial information at the legal entity level is necessary for tax purposes; however, the results of each legal entity are not used to review the true economic performance of the factory. Rather, as the factories sell their product to LSI Ohio, at standard cost plus 10%, this transfer pricing of cost plus 10% allows the Lighting Segment President to monitor how well the lighting factory is adhering to its standard costing. As a result, the discrete financial information of the lighting factories on a stand-alone basis is not reflective of their true economic performance. At the direction of the CODM, the Lighting Segment President monitors the overall performance of the Lighting Segment and manages the performance against standard at each of the lighting factories as each entity has a different cost structure driven by the type, size, age of the facility and the environment in which it operates (e.g. Lightron’s facility in New York is more expensive to operate in as compared to Greenlee’s facility in Texas). As such, this level of discrete financial information is necessary for the Lighting Segment President.
As part of the financial package provided to the CODM, LSI estimates the full customer price and gross margins for each factory to arrive at an ‘enhanced’ gross margin that attempts to adjust the intercompany results of each factory as if each factory recorded sales to the end customer. The ‘enhanced’ gross margin analysis has been prepared since FY 2006 when management integrated the Lighting business at LSI Ohio. Integration included centralized procurement, credit and collections, invoicing and oversight of the business via the Lighting Segment President who is supported by a Lighting Segment Controller who gathers and analyzes the financial results of the Lighting Segment as a whole. The following are the ‘enhanced’ gross margin percentages of the five operating segments included in the Lighting Reportable Segment.
Lighting Segment ‘Enhanced’ Gross Margins**

	LSI Ohio	LSI Metal Fab	LSI MidWest	LSI Lightron	LSI Greenlee

FY2009*	33.4%	6.7%	12.6%	8.6%	33.9%
FY2008	38.6%	4.1%	17.3%	10.6%	42.5%
FY2007	34.5%	14.6%	12.8%	12.2%	41.7%
FY2006	34.1%	3.7%	12.4%	14.0%	46.9%

Average	35.2%	7.3%	13.8%	11.4%	41.3%

*	Enhanced Gross Margin results through March 2009.

**	Note that these results are not the source of discrete financial information that is used to prepare the segment footnote disclosure as it is supplementary information contained in the CODM reporting package.

Our Lighting business (which is managed by the President of the Lighting Segment and includes the five operating segments) acts as one lighting company. There is a significant amount of intercompany support among the five facilities with intercompany sales activity at 100% in four of these facilities. In determining the conclusions for aggregation of these operating segments, LSI considered the qualitative conditions outlined in a-e of paragraph 17 of FAS 131.
•	LSI MidWest and LSI Lightron produce indoor lighting for customers in the commercial/industrial, multi-site retail and petroleum/convenience store markets. LSI Greenlee produces outdoor architectural lighting for these markets as well. LSI Ohio produces indoor and outdoor lighting for commercial/industrial, multi-site retail and petroleum/convenience store markets. LSI Metal Fab fabricates the housings that are used in the lighting fixtures at LSI Ohio.

•	The production process at all of these operating segments is similar in that all require assembly and fabrication of lighting components. Raw materials are purchased via a centralized purchasing function at LSI Ohio for all operating segments in the Lighting business. Additionally, production is interchangeable among LSI Ohio, LSI MidWest and LSI Lightron and the Company has moved production in prior years between LSI MidWest and LSI Lightron in order to push more volume through the Lightron facility in New York as part of a tax strategy. LSI Greenlee does not offer as extensive interchangeable capabilities as they do not have the same fabrication capabilities as LSI Ohio, LSI MidWest and LSI Lightron. They would have the capability of assisting LSI Ohio, LSI MidWest and LSI Lightron with their assembly operation as would LSI Metal Fab.

•	Because of the nature of the products offered and as the sales team goes to market as one Lighting business, most often offering a package of indoor and outdoor lighting fixtures for a complete commercial or retail facility, to include parking garage lights, parking lot area lights, office lights, display lights, architectural lighting, exit lighting, etc., the type and class of customers are the same among the four operating segments with LSI Metal Fab acting as an internal supplier of raw material components. The customer will submit one purchase order for the various types of lighting fixtures it is purchasing and LSI coordinates the timing of fabrication and assembly of the various types of fixtures at a particular factory and then ships all the products as one package or drop ships the goods to the customer. For example, LSI will ship product from LSI Lightron to LSI Ohio so that the complete lighting order for a particular customer can be shipped together.

•	Independent sales reps market all of LSI’s Lighting products as one package to customers. The marketing efforts include product catalogs with all lighting products produced at all lighting factories. The sales and marketing efforts are managed by the Lighting Segment President under a unified direction for all operating segments in the Lighting Reportable Segment.
Additionally, revenues within the Lighting Segment also generally move in the same direction year over year which exhibit that the businesses experience similar competitive, operating and financial risks. Below are the summarized internal and external sales for the five operating segments.

Lighting Segment Internal and External Sales

	LSI Ohio	LSI Metal Fab	LSI MidWest	LSI Lightron	LSI Greenlee

FY2009**	142,050	7,892	24,257	22,011	5,554
FY2008	186,538	11,030	29,098	26,827	8,210
FY2007	193,515	13,393	31,419	26,673	8,020
FY2006	175,292	10,967	31,358	21,792	12,135
FY2005	136,756	10,537	31,431	16,146	12,676
FY2004	112,282	8,163	26,708	19,190	11,445

**	Internal and External Sales results through April 2009.
The LSI Metal Fabrication operating segment is a location that does not produce a sellable lighting product and is vertically integrated with LSI Ohio. LSI Metal Fabrication’s mission is that of a production department that makes component parts (for example, the metal fixture housings or boxes into which a light bulb, ballast, reflector and lens are assembled) primarily for the LSI Ohio lighting assembly plant. LSI Metal Fabrication is located approximately 25 miles from the LSI Ohio facility in Northern Kentucky. Discrete financial information is necessary for tax purposes and the business is managed by the LSI Ohio management team, including its purchasing, inventory management and accounting functions.
Similar to the graphics operating segments, given the uncertainties in today’s economic environment, LSI has not completed any projections beyond the end of fiscal year 2009. The projected results for these operating segments through the end of fiscal 2009 continue to support similarities on a long-term basis, and are consistent with our future long-term expectations.
Management believes these operating segments, when considered against the other operating segments of LSI, are expected to have essentially the same future prospects because products produced by these factories are somewhat interchangeable and because these products are marketed to the same customer base. Additionally, while separate information is provided about each operating segment to the CODM, management believes reporting separate information for these operating segments would not enhance the users’ understanding of the business because the measure of profit for each operating segment on a stand-alone basis is based on an internal transfer price (standard cost plus 10%) and does not reflect the true economic performance of the individual operating segment. These operating segments are evaluated together by management and considered together when making decisions about the future prospects of the Lighting business.

Technology Reportable Segment:
The Technology Reportable Segment will consist of the LSI Saco Technologies operating segment which markets, designs and sells screens for use in the entertainment industry. LSI Saco Technologies was acquired in June 2006 and was the sole operating segment presented as the Technology Reportable Segment in the Company’s Annual Report on Form 10-K in 2006 and 2007. Integration of LSI Saco Technologies within its existing business was management’s long term strategy. During the first quarter of 2008, the Company completed its integration of the LSI Saco Technologies business within its Lighting and Graphics businesses and product offerings, and realigned the management structure of this business to reflect the integration. Thus, the components of the LSI Saco Technologies business were realigned for segment reporting to correspond with the segment president responsible for the operating segment’s three product offerings: specialty LED lighting products which are similar to products managed by the Lighting Segment President; sports video screens and billboards which are managed by the Graphics Segment President; and entertainment screens which are managed by the President of LSI Saco Technologies Inc., who oversees the Company’s research and development efforts of LED products and reports to the CODM in his responsibility for overseeing the Company’s efforts in marketing its screens into the entertainment market and penetrating growing Middle Eastern markets such as Dubai in the United Arab Emirates. LSI evaluated the aggregation criteria in paragraph 17 of FAS 131 and determined aggregation with other operating segments was not appropriate as the customer base of LSI Saco Technologies is unique to that location only and thus all of the similar economic characteristics could not be achieved.
In its analysis of paragraph 18 for 2008, LSI Saco Technologies exceeded the 10% threshold for operating segment profit/loss on a GAAP basis because of goodwill and intangible asset impairment charges and settlement of a legal matter that was recorded in another operating segment which affected the denominator utilized in the test. As a result and because LSI Saco Technologies does not meet the similar economic characteristics criteria to support aggregation with the Graphics reportable segment, management will present LSI Saco Technologies as its own reportable segment.
All Other Category:
After aggregating the operating segments discussed above and presenting LSI Saco Technologies as its own reportable segment, the remaining operating segments include LSI Marcole, LSI Adapt and LSI Images which will be presented within an “All Other” category as these operating segments do not meet any of the three quantitative thresholds discussed in paragraph 18 of FAS 131.
Although managed by the Lighting Segment President, LSI Marcole does not meet all of the similar economic criteria discussed in paragraph 17 of FAS 131 because, in addition to serving the entities within the Lighting Reportable Segment by providing custom wire harnessing for their lighting fixtures, LSI Marcole primarily sells its custom wire harnessing products to external customers for use in various appliances.
Although managed by the Graphics Segment President, LSI Adapt does not meet all of the similar economic criteria discussed in paragraph 17 of FAS 131 to support aggregation within the Graphics Reportable Segment because its business is focused on installing graphics which the three operating segments that have been aggregated into the Graphics Reportable Segment produce. Unlike the Company’s other operating segments, all of which are manufacturing operations, LSI Adapt has very limited inventory and capital equipment.

Although the Graphics Segment President is responsible for oversight of the operations of LSI Images, LSI determined similar economic characteristic criteria as discussed in paragraph 17 had not been met as this entity produces menu board systems that are sold to quick-serve restaurant customers and its production process is not interchangeable with the three operating segments that we believe meet the aggregation criteria and are presented as the Graphics Reportable Segment. While evaluating the quantitative considerations in paragraph 18 of FAS 131 for presentation as its own reportable segment in 2008, management utilized the discrete financial information for each operating segment. In 2007 and 2008, management also had a discrete column called Ohio Menu board Operations which represented menu board sales to a certain menu board customer that were produced and invoiced through LSI Ohio because LSI Ohio was already a sales tax filer in states where sales taxes would need to be charged to the customer. The results of the Ohio Menu board Operations, an intercompany column between the Graphics reportable segment and Lighting reportable segment, were allocated to LSI Images for purposes of reportable segment presentation as discussed in paragraph 29. While the revenue related to the certain menu board customer discussed above contributed significant growth from LSI Images historical results, the 10% threshold was not exceeded in 2008 and such sales are not expected to be recurring in the future1. LSI Images’ 2009 revenue results of $3.5 million through April 2009 are more indicative of revenues prior to the certain menu board customer discussed above, yet lower because of current economic conditions.
Because of differences in qualitative considerations, LSI determined that LSI Marcole, LSI Adapt and LSI Images did not share similar economic characteristics, as discussed in paragraph 19 of FAS 131, to be combined as their own reportable segment. Thus, LSI believes presentation of these three operating segments within the “All Other” category is consistent with the requirements of FAS 131.
Summary:
The following segment reporting structure follows the management structure of LSI, is consistent with how management analyzes the financial results to make decisions about the business, and is consistent with the application of FAS 131.
Lighting Segment
Graphics Segment
Technology Segment
All Other Category

[1]	Note that in our original response to your comment letter dated March 12, 2009, management concluded that LSI Images exceeded the 10% threshold for operating income (loss) in 2008, 2007, and 2006. However, that analysis was performed based on non-GAAP measures. A revised Appendix A was developed based on the discrete financial information provided to the CODM in which management subsequently concluded that LSI Images did not exceed the 10% threshold in any of those years.

This presentation, with aggregation of certain operating segments as indicated, provides transparent, consistent information to investors regarding how we manage the Company and how the two main product lines of Lighting and Graphics have performed. Although the results of LSI Saco Technologies (reported as the Technology Segment) are not expected to be quantitatively significant in the future, we recognize separate presentation as a reportable segment is consistent with the application of the literature. While discrete financial statement information is available by operating segment, this data is available in this detail because it corresponds to the Company’s legal entity structure.
Specifically with respect to the lighting operating segments, the discrete financial information is helpful in providing the Lighting Segment President with an understanding of how each facility is managing its standard costs. Presenting the reportable segments at a level consistent with the legal entity structure on a transfer pricing basis would not facilitate meaningful analysis for the users of the financial statements and is not consistent with how management analyzes the financial results to make decisions about the business. In determining the strategy of the business, the CODM and Lighting and Graphics Segment Presidents are focused on the Lighting and Graphics businesses as a whole.
The reportable segment structure that has been utilized by LSI, historically, was based on our judgment and interpretation of FAS 131. We believe the proposed changes to our reportable segment disclosure provide transparent information to the external users of our financial statements without creating a disproportionate number of reportable segments for the size of our business and without being unduly burdensome to investors, analysts or the Company in understanding our results. Furthermore, these reportable segments are indicative of the current and future prospects of our business.
As noted in our June 8, 2009 supplemental response to your original comment letter dated March 12, 2009, as a result of the conclusion that a material weakness exists as a result of the misapplication of paragraph 30 of FAS 142 in determining our goodwill reporting units, we intend to amend our June 30, 2008 Form 10-K and our Form 10-Qs for the quarterly periods ended September 30, 2008 and December 31, 2008 to revise management’s report on internal control over financial reporting, and disclosure controls and procedures. We also intend to correct the segment footnote to reflect the segment composition described in this memo in applicable Form 10-K/A and Form 10-Q/A filings (as referenced above).
In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing sufficiently addresses your comments. LSI appreciates any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact me at (513) 793-3200.

Sincerely,

LSI INDUSTRIES INC.

/s/ Ronald S. Stowell Ronald S. Stowell
Vice President, Chief Financial Officer and Treasurer
cc:  F. Mark Reuter, Esq.

APPENDIX A (page 1)
LSI INDUSTRIES INC.
PROPOSED REPORTABLE SEGMENT INFORMATION
- BY OPERATING SEGMENT
(in thousands)

	NET SALES									OPERATING INCOME (LOSS)
		Inter-			Inter-			Inter-
	Total Sales	Company	Customer	Total Sales	Company	Customer	Total Sales	Company	Customer
	2008	2008	2008	2007	2007	2007	2006	2006	2006	2008*	2007	2006
Lighting Reportable Segment
LSI Ohio	186,538	2,880	183,658	193,515	2,005	191,510	175,292	2,214	173,078	17,946	17,747	18,477
LSI Metal Fab	11,030	10,994	36	13,393	13,206	187	10,967	10,325	642	(373)	1,077	(448)
LSI Midwest	29,098	29,098	—	31,419	31,419	—	31,358	31,386	(28)	1,356	925	212
LSI Lightron	26,827	26,827	—	26,673	26,673	—	21,792	15,100	6,692	(2,969)	(1,751)	(2,251)
LSI Greenlee	8,210	8,210	—	8,020	8,020	—	12,135	1,775	10,360	(588)	(767)	1,992
Lighting Elimination	(73,731)	(73,731)	—	(77,479)	(77,479)	—	(57,168)	(57,168)	—	(62)	(12)	(220)

Total Lighting Segment	$187,972	$4,278	$183,694	$195,541	$3,844	$191,697	$194,376	$3,632	$190,744	$15,310	$17,219	$17,762

Graphics Reportable Segment
LSI Grady McCauley	23,740	14,066	9,674	34,248	22,971	11,277	25,188	11,669	13,519	(19,752)	5,347	3,777
LSI Retail Graphics	19,694	—	19,694	36,068	—	36,068	20,705	—	20,705	(949)	5,770	2,491
LSI Integrated Graphics	57,424	1,548	55,876	62,184	1,765	60,419	41,049	1,164	39,885	6,763	7,911	4,372
Graphics Elimination	(13,833)	(13,833)	—	(23,129)	(23,129)	—	(12,044)	(12,044)	—	(89)	(16)	(44)

Total Graphics Segment	$87,025	$1,781	$85,244	$109,371	$1,607	$107,764	$74,898	$789	74,109	$(14,027)	$19,012	$10,596

Technology Reportable Segment
LSI Saco Technologies	9,950	814	9,136	17,149	17	17,132	1,247	—	1,247	(4,876)	480	(5)

Total Technology Segment	$9,950	$814	$9,136	$17,149	$17	$17,132	$1,247	$0	$1,247	$(4,876)	$480	$(5)

All Other Category
LSI Marcole	5,773	2,152	3,621	7,152	2,192	4,960	7,433	2,225	5,208	(475)	93	70
LSI Images	27,876	4,642	23,234	15,926	2,160	13,766	6,055	1,264	4,791	1,597	1,625	(893)
LSI Adapt	6,355	5,998	357	9,276	7,142	2,134	5,405	1,034	4,371	1,774	2,239	748
Corporate	—	—	—	—	—	—	—		—	(10,216)	(8,079)	(6,734)
All Other Elimination	(37)	(37)	—	(83)	(83)	—	(206)	(206)	—	—	—	—

Total All Other Category	$39,967	$12,755	$27,212	$32,271	$11,411	$20,860	$18,687	$4,317	14,370	$(7,320)	$(4,122)	$(6,809)

Eliminations	(19,628)	(19,628)	—	(16,879)	(16,879)	—	(8,738)	(8,738)	—	(57)	(39)	(29)

	$305,286	$0	$305,286	$337,453	$0	$337,453	$280,470	$0	$280,470	$(10,970)	$32,550	$21,515

PROPOSED REPORTABLE SEGMENT DISCLOSURE

(in thousands)

	NET SALES									OPERATING INCOME (LOSS)
		Inter-			Inter-			Inter-
	Total Sales	Company	Customer	Total Sales	Company	Customer	Total Sales	Company	Customer
	2008	2008	2008	2007	2007	2007	2006	2006	2006	2008*	2007	2006

Lighting Segment	$187,972	$4,278	$183,694	$195,541	$3,844	$191,697	$194,376	$3,632	$190,744	$15,310	$17,219	$17,762
Graphics Segment	$87,025	$1,781	$85,244	$109,371	$1,607	$107,764	$74,898	$789	$74,109	$(14,027)	$19,012	$10,596
Technology Segment	$9,950	$814	$9,136	$17,149	$17	$17,132	$1,247	$0	$1,247	$(4,876)	$480	$(5)
All Other Category	$39,967	$12,755	$27,212	$32,271	$11,411	$20,860	$18,687	$4,317	$14,370	$(7,320)	$(4,122)	$(6,809)

Eliminations	(19,628)	(19,628)	—	(16,879)	(16,879)	—	(8,738)	(8,738)	—	(57)	(39)	(29)

	$305,286	$0	$305,286	$337,453	$0	$337,453	$280,470	$0	$280,470	$(10,970)	$32,550	$21,515

*	As discussed in the overview memo, the balances herein do not agree with the balances that were previously provided in Appendix A. The balances herein were obtained from the CODM reporting package, with the exception of adjustments to goodwill impairment, which are reflected in the 2008 results on this schedule and will be included in an amended June 30, 2008 Form 10-K.

APPENDIX A (page 2)
LSI INDUSTRIES INC.
PROPOSED REPORTABLE SEGMENT INFORMATION
- BY OPERATING SEGMENT
(in thousands)

	CAPITAL EXPENDITURES			DEPRECIATION AND AMORTIZATION			IDENTIFIABLE ASSETS
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Lighting Reportable Segment
LSI Ohio	1,015	1,362	849	1,435	1,471	1,544	59,596	51,224	51,728
LSI Metal Fab	332	2,036	569	428	305	295	5,321	5,559	4,102
LSI Midwest	368	334	289	515	561	594	7,705	7,293	7,946
LSI Lightron	124	141	317	1,270	1,284	1,297	21,872	24,940	26,854
LSI Greenlee	111	266	189	204	183	176	2,711	2,784	2,863
Lighting Elimination	—	—	—	—	—	—	(36)	(44)	(5)

Total Lighting Segment	$1,950	$4,139	$2,213	$3,852	$3,804	$3,906	$97,169	$91,756	$93,488

Graphics Reportable Segment
LSI Grady McCauley	319	546	985	752	757	544	13,624	26,743	27,551
LSI Retail Graphics	191	155	56	107	101	104	4,959	9,355	8,556
LSI Integrated Graphics	376	160	408	440	487	457	16,444	25,131	17,616
Graphics Elimination	—	—	—	—	—	—	(510)	(1,688)	(907)

Total Graphics Segment	$886	$861	$1,449	$1,299	$1,345	$1,105	$34,517	$59,541	$52,816

Technology Reportable Segment
LSI Saco Technologies	270	730	—	663	617	13	13,806	42,549	57,750

Total Technology Segment	$270	$730	$0	$663	$617	$13	$13,806	$42,549	$57,750

All Other Category
LSI Marcole	29	54	33	106	115	117	3,704	3,906	3,791
LSI Images	(23)	36	29	10	20	33	2,233	865	880
LSI Adapt	—	58	7	19	14	27	3,874	4,938	4,524
Corporate	611	82	23	2,840	3,087	1,572	29,657	50,257	41,673
All Other Elimination	—	—	—	—	—	—	(746)	(20,200)	(30,521)

Total All Other Category	$617	$230	$92	$2,975	$3,236	$1,749	$38,722	$39,766	$20,347

Eliminations	—	—	—	—	—	—	—	—	—

	$3,723	$5,960	$3,754	$8,789	$9,002	$6,773	$184,214	$233,612	$224,401

PROPOSED REPORTABLE SEGMENT DISCLOSURE

(in thousands)

	CAPITAL EXPENDITURES			DEPRECIATION AND AMORTIZATION			IDENTIFIABLE ASSETS
	2008	2007	2006	2008	2007	2006	2008	2007	2006

Lighting Segment	$1,950	$4,139	$2,213	$3,852	$3,804	$3,906	$97,169	$91,756	$93,488
Graphics Segment	$886	$861	$1,449	$1,299	$1,345	$1,105	$34,517	$59,541	$52,816
Technology Segment	$270	$730	$0	$663	$617	$13	$13,806	$42,549	$57,750
All Other Category	$617	$230	$92	$2,975	$3,236	$1,749	$38,722	$39,766	$20,347

Eliminations	—	—	—	—	—	—	—	—	—

	$3,723	$5,960	$3,754	$8,789	$9,002	$6,773	$184,214	$233,612	$224,401

*	As discussed in the overview memo, the balances herein do not agree with the balances that were previously provided in Appendix A. The balances herein were obtained from the CODM reporting package, with the exception of adjustments to goodwill impairment, which are reflected in the 2008 results on this schedule and will be included in an amended June 30, 2008 Form 10-K.